CHAUNER SECURITIES, INC.

FINANCIAL STATEMENTS
FOR THE YEAR ENDED
JUNE 30, 2026
WITH
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-33980

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2025 (MM/DD/YY) AND ENDING 06/30/2026 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Chauner Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

666 Dundee Road, Suite 1101
(No. and Street)

Northbrook	IL	60062
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sarah Cyphers	847-509-8880	sarah@chaunersecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Rubio CPA, PC
(Name – if individual, state last, first, and middle name)

3500 Lenox Road NE, Suite 1500	Atlanta	GA	30326
(Address)	(City)	(State)	(Zip Code)

05/05/2009	3514
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sarah Cyphers, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Chauner Securities, Inc., as of June 30, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Sarah C. Cyphers

Title: President

____

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CHAUNER SECURITIES, INC.

JUNE 30, 2026

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

	PAGE
Financial Statements:	
Statement of Financial Condition	1
Statement of Operations	2
Statement of Changes in Stockholder's Equity	3
Statement of Cash Flows	4
Notes to Financial Statements	5-8
Supplementary Information:	
I - Computation of Net Capital	9
II - Computation for Determination of the Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission	10
III - Information Relating to the Posession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission	10
Report of Independent Registered Public Accounting Firm on Exemption Report	11
Exemption Report	12

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Chauner Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Chauner Securities, Inc. (the "Company") as of June 30, 2026, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2026, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2023.

October 1, 2026
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

CHAUNER SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2026

ASSETS		
Cash and cash equivalents	$	228,796
Accounts receivable		105,983
Prepaid expenses and other		32,052
Total Assets	**$**	**366,831**
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Due to related party		111,142
Commissions payable		104,388
Accrued compensation		80,000
Deferred revenue		21,069
Total liabilities	**$**	**316,599**
Stockholder's Equity		
Common stock, $.01 par value; 10,000 shares authorized		
1,000 shares issued and outstanding		10
Additional paid in capital		9,990
Retained earnings		40,232
Total stockholder's equity		50,232
Total liabilities and stockholder's equity	**$**	**366,831**

See notes to the financial statements

CHAUNER SECURITIES, INC.

STATEMENT OF OPERATIONS

YEAR ENDED JUNE 30, 2026

Revenues:		
Private placement fees	$	6,436,001
Mutual fund fees		22,633
Consulting fees		22,500
Fees from registered representatives		56,719
Interest and dividends		3,592
Other		75,000
Total Revenues	**$**	**6,616,445**
Expenses		
Commissions		5,986,233
Compensation and benefits		386,106
Technology and communication		48,771
Occupancy		29,354
Other expenses		205,865
Total Expenses	**$**	**6,656,329**
Net loss before provision for income taxes	**$**	**(39,884)**
Provision for income taxes		**-**
Net loss	**$**	**(39,884)**

See notes to the financial statements

CHAUNER SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED JUNE 30, 2026

	Common Stock	Additional Paid in Capital	Retained Earnings	Total Stockholder's Equity
Balance - July 1, 2025	$ 10	$ 9,990	$ 80,116	$ 90,116
Net loss			(39,884)	(39,884)
Balance - June 30, 2026	**$ 10**	**$ 9,990**	**$ 40,232**	**$ 50,232**

See notes to the financial statements

CHAUNER SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED JUNE 30, 2026

Cash Flows From Operating Activities		
Net loss	$	(39,884)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Due from registered representatives		16,000
Accounts receivable		89,767
Prepaid expenses and other		(9,223)
Due to related party		12,660
Commissions payable		(57,612)
Accrued compensation		50,000
Deferred revenue		(313)
Net cash provided by operating activities	**$**	**61,395**
Net increase in cash and cash equivalents for year	**$**	**61,395**
Cash and cash equivalents, beginning of year		**167,401**
Cash and cash equivalents, end of year	**$**	**228,796**
Supplemental cash flow information:		
Income taxes paid	**$**	**2,640**

See notes to the financial statements

Note 1 – Organization and Summary of Significant Accounting Policies

Chauner Securities, Inc. (the "Company") is an Illinois corporation incorporated on April 10, 1985. The Company is a non-carrying broker dealer with no client securities or funds physically held or under the control of the Company. The Company's primary business is the structuring and marketing of private real estate securities. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Effective March 19, 2024, all of the Company's shares were assigned to a trust for which the Company's President serves as the lone trustee.

Cash and Cash Equivalents

The Company considers all cash and money market instruments with maturity dates of 90 days or less at the time of purchase as cash equivalents in the financial statements. The Company maintains its cash deposits in high credit quality financial institutions. Balances at times may exceed federally insured limits.

Accounts Receivable

Accounts receivable are non-interest-bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. Based on management's review, no allowance for credit losses is considered to be necessary.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue from Contracts with Customers

Revenue from contracts with customers includes private placement fees, mutual fund fees, and consulting fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Private Placement Fees

The Company recognizes private placement fees upon the sale of each interest in an offering as this satisfies the only performance obligation identified by the Company.

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Mutual Fund Fees

Mutual funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell its shares to investors. The Company may receive distribution fees paid by the funds upfront, over time, or as a combination thereof. The Company believes its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually quarterly or monthly.

Consulting Fees

The Company periodically enters into agreements to provide pre-offering consulting and advisory services in preparation for potential securities offerings. These services include but are not limited to reviewing and advising on offering, disclosure, due diligence and marketing materials; coordinating with third-party service providers; and advising on offering structure, regulatory considerations, operational processes and pre-launch marketing strategy. Revenue from such agreements is recognized over time as services are rendered as the Company’s customers simultaneously receive and consume the benefits of the Company’s performance. Amounts received before the related services are provided are recorded as deferred revenue.

Note 2 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2026, the Company had net capital of $47,637 which was $33,268 in excess of its required minimum net capital of $14,369. At June 30, 2026, the percentage of aggregate indebtedness to net capital was 452.44% .

Note 3 - Related-Party Activity

The Company has an expense sharing agreement with an entity under common control. Under the terms of this agreement, the Company pays the related entity for its share of personnel, office space, technology and other administrative services. The Company expensed a total of $515,727 of such costs during the year ended June 30, 2026. The total amount due to the related entity of $111,142 at June 30, 2026 arose from this agreement.

Financial position and results of operations could differ from the amounts in the accompanying financial statements if this agreement did not exist.

Note 4 - Income Taxes

The Company is a C corporation for tax purposes and is subject to income tax under the appropriate sections of the Internal Revenue Code and various sections of the state income tax statutes.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The Company records deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities, which are measured using the enacted tax rates and laws in effect when the differences are expected to be reversed.

The provision for income taxes is recorded as the current tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The provision for income tax consists of the following components:

	2026
Current income tax expense	-
Deferred income tax benefits	-
Total provision for income taxes	-

As of June 30, 2026, the Company has a net operating loss carryforward for income tax purposes that may be used to reduce taxable income of future years of approximately $60,000. A deferred tax asset from the net operating loss carryforward of approximately $13,000 at June 30, 2026 has been fully reserved as there is less than a 50% probability that it will be realized.

Note 5 – Contingencies

In August 2025, the bankruptcy trustees for iCap Enterprises, Inc. and its affiliated entities issued a demand to the Company alleging that commissions and other amounts previously paid to the Company totaling $520,950 are subject to clawback. The Company disputes the claim and has entered into a tolling agreement extending the period for the trustees to commence legal proceedings through November 20, 2026.

The Company establishes accruals for legal actions when potential losses associated with the actions become probable and the amounts can be reasonably estimated. For such accruals, the Company records the amount considered to be the best estimate within a range of potential losses; however, if no amount within the range is a better estimate than any other amount, the minimum amount in the range is recorded. The actual costs of resolving legal actions may be substantially higher than the amounts accrued for those actions.

Note 5 – Contingencies (continued)

Based upon the Company's evaluation of the matter in consultation with its legal counsel, the Company considers the likelihood of loss related to the trustees' demand to be remote. Accordingly, no liability has been accrued as of June 30, 2026. The amount of any potential loss cannot be reasonably estimated.

Note 6 – Subsequent Events

The Company evaluated subsequent events through the date the financial statements were issued.

Note 7 – Concentrations

During the year ended June 30, 2026, the Company had two customers that accounted for approximately 85% of private placement fees revenue. Approximately 96% of the Company's accounts receivable at June 30, 2026 is due from five customers.

Note 8 – Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of structuring and marketing of private real estate securities. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income or loss to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 2), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant policies.

CHAUNER SECURITIES, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL

PURSUANT TO RULE 15c-1

JUNE 30, 2026

Schedule I:

Total stockholder's equity	**$**	**50,232**
Addition for allowable add back liability:		
Accrued compensation - discretionary bonus	$	80,000
Deductions and/or charges:		
Accounts receivable, net of related commissions payable		48,622
Prepaid expenses and other		32,052
Total Non-allowable assets	**$**	**80,674**
Tentative Net Capital	**$**	**49,558**
Less: Haircuts		
Haircuts		1,921
Total Haircuts	**$**	**1,921**
Net Capital	**$**	**47,637**
Computation of basic net capital requirement:		
Minimum net capital required, 6 2/3% of aggregate indebtedness	**$**	**14,369**
Statutory minimum net capital required	**$**	**5,000**
Net capital requirement (greater of minimum calculation or statutory amount)	**$**	**14,369**
Excess Net Capital	**$**	**33,268**
Computation of aggregate indebtedness:		
Due to related party		111,142
Commissions payable		104,388
Total Aggregate Indebtedness	**$**	**215,530**
Percentage of aggregate indebtedness to net capital		**452.44%**

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form-X-17A-5, as amended, as of June 30, 2026.

SCHEDULE II: COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3 AS OF JUNE 30, 2026

The Reserve Requirements pursuant to Rule 15c3-3 is not applicable as the Company does not hold customer funds or securities, and the Company's activities are limited to those contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5.

SCHEDULE III: INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 AS OF JUNE 30, 2026

The Possession or Control Requirements pursuant to Rule 15c3-3 is not applicable as the Company does not hold customer funds or securities, and the Company's activities are limited to those contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Chauner Securities, Inc.

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) Chauner Securities, Inc. did not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release, (2) Chauner Securities, Inc. stated that it conducted business activities involving effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Chauner Securities, Inc., receiving trails and 12b-1 fees from sales of unregistered mutual funds, and acting as managing broker dealer for private placement offerings including REITs throughout the year ended June 30, 2026, without exception, and (3) Chauner Securities, Inc. stated that Chauner Securities, Inc. met the identified conditions for such reliance throughout the most recent fiscal year without exception. Chauner Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Chauner Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the 2013 Release.

October 1, 2026
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

CHAUNER SECURITIES, INC.

EXEMPTION REPORT

JUNE 30, 2026

To Whom It May Concern:

Chauner Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 because the Company limits its business activities exclusively to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) receiving trails and 12b-1 fees from sales of unregistered mutual funds; and (3) acting as managing broker dealer for private placement offerings including REITS, and the Company: (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Signed:

Sarah C. Cyphers

Sarah Cyphers

Chief Compliance Officer